FILED BY NORANDA INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: FALCONBRIDGE LIMITED COMMISSION FILE NO: 333-123547 NORANDA INC. COMMISSION FILE NO. 333-123546

The following is the script applicable to the slide presentation used at the First Quarter Conference Call of Noranda Inc. on April 26, 2005. Slide 3 of the slide presentation included the following:

This communication is being made in respect of (a) the offer (the "Falconbridge Offer") by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the "Preference Share Exchange Offer") by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares. In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the "SEC") registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda. Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

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Notes for Analyst/Media Conference Call April 26, 2005

Slide 1 — Title Slide:

Denis: Thank you operator. Good morning everyone and welcome to the Noranda first quarter conference call and webcast. You can access our presentation by going to the home page of the Noranda website at www.noranda.com.

Slide 2 — Forward Looking Statements:

We may be making some forward-looking statements during the course of this Conference Call. Please keep in mind that such comments are predictions based on current market expectations and that actual results could differ materially.

Slide 3 — Investor Information:

I would also kindly refer you to our other disclosure documents, including this specific investor information pertaining to the proposed merger.

I would also like to remind everyone that all numbers in our presentation are in U.S. dollars.

Slide 4 — Speakers:

Joining us this morning are:

  •
  Derek Pannell, President and CEO, and

  •
  Steve Douglas, Executive Vice-President & CFO,

I will now turn the Call over to Derek.

Slide 5 — Title Slide:

Slide 6- Q1/05 Results:

Good morning and thank you for joining us today.

We are pleased to report strong first quarter earnings that reflect both the strong metals prices and our increased production capabilities.

Net income for the quarter was $176 million or $0.58 per share versus $152 million in the first quarter of last year.

The copper, nickel and aluminum business units reported improved profitability, and, overall, there were no major operating issues. Our strong financial and operating results were also echoed by an improving safety performance across the company.

We benefited from increased output from the Antamina, Collahuasi and Kidd mines, as well as from the first full quarter of operations at the Montcalm nickel mine.

Slide 7 — Copper

At our copper operations, total mine output of copper increased 19% to a total of 119,000 tonnes in the first quarter. Scheduled maintenance at the Altonorte smelter reduced refined output and this in turn had an impact on the timing and availability of anode shipments to the CCR refinery. As a consequence, our refined copper production was down 13,000 tonnes over the first quarter of 2004, however a decision has been made and was announced last Friday to return the Horne smelter to full capacity operations by September this year. Noranda's average price per pound realized on first quarter copper sales was $1.54/lb, an increase of 32% over the same quarter last year.

At Collahuasi, the mine achieved a production increase of over 30% compared to a year ago, as the benefit of the concentrator expansion began to show its potential. Our share of total concentrate production was 47,000 tonnes. On March 31st SAG mill #3 was shut down to carry out routine maintenance. Upon inspection, damage of the mill motor was discovered and repairs are now in progress. After the preliminary assessment, our share of Collahuasi's forecast production for 2005 has been reduced by 9,000 tonnes.

The construction of the molybdenum recovery circuit at Collahuasi continued during the quarter. The new circuit is forecast to start production in the first quarter of 2006 and will have the capacity to produce up to 12,000 tonnes of moly concentrates per year.

The Antamina mine reported a 21% increase in contained copper production to 31,000 tonnes in the first quarter. Improved access to higher grade copper ore and better recoveries were the principal reasons for the increase. Realized moly prices during the quarter of $25/lb., provided significant by-product credits.

Slide 8 — Copper (continued)

At Lomas Bayas, first quarter production was 600 tonnes higher than the first quarter of 2004.

Copper anode production at Altonorte was 6000 tonnes less than the same quarter a year ago as a result of a scheduled maintenance outage. This decrease, combined with reduced levels of output from the Horne smelter, reduced copper cathode production at the Montreal CCR refinery during the quarter.

Kidd Mine copper production was up 20% quarter over quarter to 11,000 tonnes and zinc production increased 32% versus the first quarter of last year.

Total copper production, including by-product copper, is currently forecast at 496,000 tonnes for 2005.

On the copper projects front, tunneling was initiated at the Fortuna de Cobre resource to collect bulk samples for final project design. At the El Morro project, a 10,000 metre drilling campaign was completed this season and assay information is currently being processed. A conceptual study of the El Pachon resource and project was also completed during the quarter.

Slide 9 — Nickel:

In the nickel business unit, a record of 28,000 tonnes of metal was produced during the quarter. The average realized price for refined nickel was $7.03/lb. and for ferronickel was $6.70/lb.

Total mine output of nickel increased 26% to a total of 14,000 tonnes in the first quarter with good contributions from both the Sudbury and Raglan mines. The Montcalm mine completed its first full quarter of operations, producing 2,000 tonnes of nickel and 1,000 tonnes of copper. Montcalm remains on track to produce 9,000 tonnes of nickel in 2005.

Ferronickel production from the Falcondo operation was slightly lower during the quarter due to the impact of heavy rains and flooding.

Total nickel production for 2005 is currently forecast at 113,000 tonnes.

Our nickel projects progressed during the quarter with ventilation shaft sinking commencing at Nickel Rim South. Main shaft sinking at this project is expected to begin during the second quarter.

At the Fraser Morgan property, diamond drilling progressed and will continue during the second quarter in order to provide data sufficient for mineral resource estimates.

Progress continues at Raglan to complete the first phase of the mill conversion project that will enable us to increase milling rates and process harder ores.

Slide 10 — Zinc:

Zinc operations performed well, but quarter over quarter production declined due primarily to the closure of the Bell Allard mine in October of last year. Total zinc mine production was 117,000 tonnes. The zinc concentrate contribution from the Antamina mine also declined versus the first quarter of 2004, as the mine processed higher copper grade ores.

Zinc production at the Brunswick mine was 7,000 tonnes lower than the same period last year and lead production 3,500 tonnes lower.

The CEZ refinery in Valleyfield produced 67,000 tonnes of refined zinc during the quarter.

The Zinc Business realized an average zinc price per pound of $0.63 versus $0.52 in the same quarter last year, an increase of 21%.

Total zinc mine output, including by-product zinc production, is forecast to total 470,000 tonnes in 2005.

Slide 11 — Aluminum:

Record outputs were reported by both the primary aluminum smelter and by our four aluminum rolling mills. The Company realized an average aluminum price per pound of $0.92 versus $0.77, an increase of 19% over the same quarter last year.

The new power supply agreement with Ameren has received the final regulatory approvals. The contract will become effective June 1, this year providing the New Madrid, Missouri primary smelter with a firm electricity supply for the next 15 years.

Total primary aluminum output for 2005 is forecast at 253,000 tonnes and foil product sales are forecast at 181,000 tonnes for the year.

Rolled and fabricated product sales were up 8% to 46,000 tonnes in the quarter. Strong demand was experienced for all our product lines, allowing the plants to continue to ramp up towards full capacity.

Slide 12 — Operational Highlights

In summary we had an excellent quarter with increased production volumes delivered to a higher metal price market. These positive factors were offset by increased energy and freight costs and by the further depreciation of the US dollar.

Slide 13 — Title Slide

That summarizes my comments. I will now turn the call over to Steve for the Financial Review.

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[SPEAKER: Steve Douglas, Chief Financial Officer]

  •
  Good morning everyone and thank you for joining us. Before I start, I would once again like to encourage those of you who may not have already done so, to visit our website at www.Noranda.com to access our Supplementary Information Package that contains further detail on the results that we are discussing today.

SLIDE 14 — Q1 2005 RESULTS

  •
  Our first quarter of 2005 reflects the continued strength in prices for our metals as well as the impact of our continued focus on expanding our operating base.

  •
  More importantly, we have not seen any degradation in the fundamentals which continue to drive our profitability giving us confidence that in the near term we can maintain this pace.

SLIDE 15 — CONSOLIDATED RESULTS

  •
  As Derek mentioned, for both the first quarter of 2005, higher metal prices and increased sales volumes in the copper and nickel businesses were the main contributors to improved results. These were offset slightly by the effect of a stronger Canadian dollar on costs as well as rising energy costs on a quarter-over-quarter basis.

  •
  As reported in our press release earlier today, Noranda reported earnings of $176 million or $0.58 per basic common for the three months ended March 31, 2005. This compares with a net income of $152 million or $0.50 per common share in the same period in 2004.

  •
  Revenues reached 2.0 billion, an increase of over $300 million over the same period last year which was attributable to higher metal prices for all of our products as well as increased production from our Copper, Nickel and Aluminum operations, as new capacity in these areas continue to ramp up to full production.

  •
  The higher cost of operations in 2005 was attributable to variable costs associated with increased production capacity in the Copper, Nickel and Aluminum businesses. Higher energy costs as well as the stronger Canadian dollar also contributed to the increased costs.

  •
  The cost to purchase raw materials was higher in 2005 compared to 2004 as a result of higher metal, however these increases are recovered when the converted materials are subsequently sold.

  •
  Income generated by operating assets of $455 million compared to $361 million in the first quarter of 2004.

  •
  Tax expense increased to $123 million, reflecting the higher level of profitability. However, the consolidated tax rate has increased as earnings contributions from higher tax cost jurisdictions increased.

  •
  For your information, we have also included on this slide an indicative pro-forma income statement which provides an estimate as to what the results would have looked like had the issuer bid and merger with Falconbridge occurred at the beginning of 2005. Please note that these are indicative pro-forma statements only and no assurance can be provided that actually results would not have differed. I would encourage you to consult the offering circular mailed to shareholders for both the issuer bid and merger with Falconbridge for the assumptions underlying the pro-forma statements.

  •
  As shown, net income for the quarter would have been $239 million or $0.66 per share had these assumptions been realized.

SLIDE 16 — EXCHANGE AND PRICES Q1 05 vs Q1 04

  •
  As you will see, the impact of drastically improving metals prices had the most pervasive impact on our results for Q1 05 vs Q1 04. The greatest increase in realized prices was for copper while nickel continued to remain strong. Prices for zinc and aluminum also climbed on the strength of improved demand and the positive supply outlook.

SLIDE 17 — EARNINGS VARIANCE

  •
  The absolute impact of the increase in prices can be seen on slide 15 where for the 1st quarter of 2005 price increases on a net basis contributed an additional $139 million of income, while the Company's increasing production base contributed another $82 million to bottom-line earnings. Offsetting these positives were the exchange rates and higher energy costs. The negative comparison in costs and other is primarily the effect of the higher profitability on minority interests and taxes.

SLIDE 18 — TITLE SLIDE

SLIDE 19 — INCOME GENERATED BY OPERATING ASSETS

  •
  Income generated by operating assets increased 26% to 455 million for the 3 months ended March 31, 2005 again on the strength of improved metals prices and the impact of production improvements and expansions completed mid-way through 2004.

  •
  In the Copper group, realized copper prices climbed to $1.54 for the first quarter of 2005 from $1.17 for the same period in 2004 and realization continues to remain at or near those levels.

  •
  In addition, enhanced production at Antamina plus high by-product prices for zinc and molybdenum contributed to a larger increase in the contribution from that operation.

  •
  In Canada, Kidd Creek continues to improve and contributed positively to earnings while rising TC's bode well for improved contributions from our smelter operations as in-place contracts are renewed.

  •
  The Nickel business unit continued to generate significant earnings as the price for nickel appears to be stabilized at or above $7.00 per pound.

  •
  Increased production from the addition of the Montcalm mine plus the absence of a labour disruption in Sudbury was offset by cost pressures.

  •
  The contribution from the Zinc business unit did decline due to the closure of the Bell Allard mine, however the results achieved do reflect a strong zinc and lead prices.

  •
  The Aluminum business did contribute an almost two-fold increase in contribution to operating asset income on the strength of an increase in production and realized prices increasing to 0.92 per pound, up from $0.79 per pound in 2004.

SLIDES 20 & 21

  •
  The slides regarding the production statistics for our four operating units. I don't intend to go into great detail here except to note that with the continued improved production, as well as the completion of expansion projects, including Collahuasi, the sediment removal at Antamina and the Mine D expansion at Kidd Creek, we foresee continued good results going forward.

SLIDE 22 — TITLE SLIDE

SLIDE 23 — CONSOLIDATED BALANCE SHEET

  •
  Turning to the balance sheet, cash on hand and short-term investments have increased to $1 billion on a consolidated basis on the strength of strong cash flow from our operations — these strong cash flows permit us to both pursue production expansions and investments in new projects while de-levering the balance sheet.

  •
  Investments in working capital increased in step with higher metals prices as the cost of feed for our smelters increased, — however, when considering turnover ratios for receivables and inventory, most of our business units have been able to improve on these ratios.

  •
  We have also included an indicative pro-forma balance sheet reflecting the proposed transactions had occurred at the beginning of 2005 — please note the same caveats that I had provided for the indicative pro-forma income statement earlier in my presentation.

SLIDE 24 — OPERATING ASSETS

  •
  Operating assets remained unchanged since the end of 2004 at $4.9 billion, as the transfer of the Montcalm Nickel mines into operating assets offset depreciation and depletion charges taken in during the quarter.

SLIDE 25 — DEVELOPMENT PROJECTS

  •
  Development projects decreased to $1.1 billion from $1.2 billion at year-end 2004, reflecting the completion of the Montcalm mine, offset by continued advancement of the Kidd Creek Mine D and further work conducted at Nickel Rim and the Koniambo. The full breakdown of this line is presented on slide # 25.

SLIDE 26 — CONSOLIDATED STATEMENT OF CASH FLOW

On slide 26, the Consolidated Statement of Cash Flow, the main items I would like to point out are:

  •
  first, cash generated by operations before working capital investment was $451 million of- a substantial increase of over 2004 after working capital increases due to higher metals prices across the board during the quarter;

  •
  also included on this slide is the indication pro-forma balance sheet of a combined Noranda Falconbridge for information purposes reflecting a much simplified corporate structure and tremendous financial flexibility in this current environment.

SLIDE 27 — RATIO ANALYSIS

  •
  Our debt-to-capitalization ratio of 35% was reduced from 39% at year-end 2004 and reflects the higher cash generated from operations. As we have mentioned on previous occasions, ideally we would like to see this ratio in the mid 30's, depending on the economic outlook and where we believe we are in the price cycle. This also reflects the reclassification of preferred shares and convertible debentures to debt from equity pursuant to changes in GAAP. The impact of this is summarized in our supplemental financial information package.

SLIDE 28 — CAPITAL INVESTMENTS

  •
  Finally, we continue to enhance and regenerate our operating base through the investment in our core metals, typically through brownfield expansions, although promising greenfield investments are also being pursued.

  •
  During the first quarter, we invested in excess of $110 million in our operating base, and for the balance of the year, our outlook for this year remains unchanged from previous guidance.

  •
  With all indications pointing to metal prices at the very least maintaining their current levels, you can see that Noranda has the cash generating ability to fully fund its capital program internally while still meeting its other obligations.

  •
  With that, I will turn it back to Derek to sum up..

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[SPEAKER: Derek Pannell, President and Chief Executive Officer]

Slide 29 Title Slide:

Thanks Steve.

Slide 30 Summary:

In conclusion, we continue to believe that the fundamentals for base metals remain very strong and that Noranda is well positioned to benefit from these continuing high prices based on its expanded 2005 copper, nickel and aluminum production.

Slide 31 — Noranda Transaction:

On the Issuer Bid and Falconbridge Merger proposals, I'd like to remind you that the Noranda issuer bid expires on April 28, and that the Falconbridge merger offer expires on May 5.

Feedback and support received from 150 institutional investors during meetings in Canada, the U.S. and Europe has been very encouraging.

The key positive aspects have been recognized as the simplification of the ownership structure, the increased public float and shareholder liquidity, and an opportunity for a re-rating of the company to levels equivalent to other comparable mining companies.

The new company will become one of the North America's largest base-metal producers with access to an array of long-life, low-cost, low-risk growth projects.

That concludes the formal remarks and I'll turn it back to the operator to take questions.

Operator, would you please give the polling instructions before we open for questions and answers.

Slide 32 — Title Slide:

[DENIS] Thank you operator.

A recording of the conference will be available at 10:00 a.m. by dialing (416) 626-4100 and 1-800-558-5253, pass-code 21237074, and this will last until May 3, 2005.

I would also like to remind you that the Company's Annual General Meeting will take place following this conference call at 10:00 am at the Design Exchange Trading Floor, 234 Bay St., Toronto.

Finally — our second quarter results will be announced on Friday, July 29, 2005.

Thank you for joining us and goodbye